Notice of Availability of Proxy Materials

for FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.
Annual General and Special Meeting

Meeting Date and Time: January 25, 2024, at 10:00 a.m. Pacific Time

Location: Suite 1500-1055 West Georgia Street, Vancouver, B.C., Canada, V6E 4N7

Please be advised that the proxy materials for the above noted securityholder meeting are available for viewing and downloading online.  This document provides an overview of these materials, but you are reminded to access and review the information circular and other proxy materials available online prior to voting. These materials are available at:

https://www.foremostlithium.com/investors/shareholder-meeting.html

OR

www.sedarplus.ca

Obtaining Paper Copies of the Proxy Materials

Securityholders may request to receive paper copies of the proxy materials related to the above referenced meeting by mail at no cost.  Requests for paper copies must be received by December 21, 2023 in order to receive the paper copy in advance of the meeting. Shareholders may request to receive a paper copy of the Materials for up to one year from the date the Materials were filed on www.sedar.com.

For more information regarding notice-and-access or to obtain a paper copy of the Materials you may contact our transfer agent, Odyssey Trust Company, via  www.odysseycontact.com  or by phone at 1-888-290-1175 (toll-free within North America) or 1-587-885-0960 (direct from outside North America).

Notice of Meeting

The resolutions to be voted on at the meeting, described in detail in the Management Information Circular, are as follows:

1.NUMBER OF DIRECTORS: To fix the number of directors to be elected for the ensuing year at five (5).

2.ELECTION OF DIRECTORS: To elect directors of the Company for the ensuing year.

3.APPOINTMENT OF AUDITORS: To appoint MNP LLP, Chartered Professional Accountants, as the Company’s auditor for the ensuing fiscal year and to authorize the directors to set the auditor’s remuneration.

4.APPROVAL OF 2023 STOCK INCENTIVE PLAN: To consider and, if thought fit, to pass an ordinary resolution to ratify, confirm and approve the Company’s 2023 Stock Incentive Plan.

Voting

To vote your securities, please refer to the instructions on the enclosed Proxy or Voting Instruction Form.  Your Proxy or Voting Instruction Form must be received by 10:00 a.m. Pacific Time on January 23, 2024.

Stratification

The Issuer is providing paper copies of its Management Information Circular only to those registered shareholders and beneficial shareholders that have previously requested to receive paper materials.

Annual Financial Statements

The Issuer is providing paper copies or emailing electronic copies of its annual financial statements to registered shareholders and beneficial shareholders that have opted to receive annual financial statements and have indicated a preference for either delivery method.

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